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(212) 318-6065
michaelchernick@paulhastings.com

April 20, 2007

VIA EDGAR AND BY COURIER

Ms. Peggy Kim Mr. Scott Anderegg Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Re:
MxEnergy Holdings Inc. and co-registrants
Registration Statement on Form S-4 (File No. 333-138425-01 to-12)

Ladies and Gentlemen:

        On behalf of MxEnergy Holdings Inc., a Delaware corporation (the "Issuer"), and the Subsidiary Guarantors listed on Schedule I hereto (each, a "Subsidiary Guarantor" and collectively, the "Subsidiary Guarantors"), we are submitting three copies of the Issuer's response to the Staff's comments conveyed in its comment letter, dated April 19, 2007 (the "Comment Letter").

        This letter is submitted along with three copies of Amendment No. 3 to the Issuer's Registration Statement on Form S-4 (File No. 333-138425) relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of $190,000,000 aggregate principal amount of the Issuer's Floating Rate Senior Notes due 2011 (the "New Notes") and guarantees thereof by the Subsidiary Guarantors (the "New Guarantees") issuable in exchange for (the "Exchange Offer") the Issuer's existing Floating Rate Senior Notes due 2011 (the "Original Notes") and the related guarantees thereof by the Subsidiary Guarantors (the "Original Guarantees"), which were offered and sold in a transaction exempt from registration under the Securities Act. All three copies of Amendment No. 3 to the Registration Statement ("Amendment No. 3") have been marked to show changes from Amendment No. 2 to the Registration Statement as filed with the Securities and Exchange Commission (the "Commission") on April 6, 2007. Amendment No. 3 was transmitted for filing with the Commission via EDGAR on the date hereof.

        The Issuer's responses set forth the Staff's comments together with the Issuer's responses. Unless otherwise specified, all page number references in the attached responses are to the internal page numbers of Amendment No. 3.

        If you have any questions, or it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6065 or Thomas Kruger of this firm at (212) 318-6900.

Sincerely,
/s/ MICHAEL K. CHERNICK Michael K. Chernick of Paul, Hastings, Janofsky & Walker LLP
cc:
Jeffrey A. Mayer,
    President and Chief Executive Officer, MxEnergy Holdings Inc.
Chaitu Parikh,
    Vice President, Chief Financial Officer and Assistant Treasurer, MxEnergy Holdings Inc.
Thomas Kruger, Esq.

Enclosures

SCHEDULE I

Subsidiary Guarantors

Name	Jurisdiction of Incorporation
MxEnergy Capital Holdings Corp.	Delaware
MxEnergy Capital Corp.	Delaware
MxEnergy Gas Capital Holdings Corp.	Delaware
MxEnergy Electric Capital Holdings Corp.	Delaware
MxEnergy Gas Capital Corp.	Delaware
MxEnergy Electric Capital Corp.	Delaware
MxEnergy Inc.	Delaware
MxEnergy Electric Inc.	Delaware
Total Gas & Electricity (PA), Inc.	Florida
Online Choice Inc.	Delaware
MxEnergy Services Inc.	Delaware
Infometer.com Inc.	Delaware

MXENERGY HOLDINGS INC.
REGISTRATION STATEMENT ON FORM S-4

MEMORANDUM OF MXENERGY HOLDINGS INC.'S (THE "ISSUER")
RESPONSES TO COMMENTS OF THE STAFF OF
THE SECURITIES AND EXCHANGE COMMISSION (THE "STAFF")
CONVEYED IN A LETTER DATED APRIL 19, 2007

        The Staff's comments are reproduced in their entirety in bold below, and the responses thereto are set forth after each comment.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended December 31, 2005, page 42

1.
Please remove the pro forma statement of operations for the three months ended December 31, 2005 or explain in detail your basis for providing this period. In accordance with Rule 11-02(c)(2)(i) of Regulation S-X, pro forma statements of operations should generally be filed for the most recent fiscal year and for the period from the most recent fiscal year end to the most recent interim date and may be filed for the corresponding interim period of the preceding fiscal year.

        The Issuer has complied with the Staff's comment by removing the pro forma statement of operations for the three months ended December 31, 2005.

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SCHEDULE I
Subsidiary Guarantors
MXENERGY HOLDINGS INC. REGISTRATION STATEMENT ON FORM S-4
MEMORANDUM OF MXENERGY HOLDINGS INC.'S (THE "ISSUER") RESPONSES TO COMMENTS OF THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION (THE "STAFF") CONVEYED IN A LETTER DATED APRIL 19, 2007